UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

04051784

November 19, 2004

Act Exchange Act of 1934
Section 14(d)(5)
Rule 14d-10(a)(1), 14e-5, 14d-11(c), (d) & (e)
Public Availability November 19, 2004

John M. Basnage, Esq.
Hogan & Hartson L.L.P.
One Angel Court
London EC2R 7HJ
England

Re: Offers by Harmony Gold Mining Company Limited for all Ordinary Shares, including Ordinary Shares represented by ADSs, of Gold Fields Limited
Incoming Letter dated November 19, 2004
Division of Corporation Finance File No. 005-78350
Division of Market Regulation File No. TP 04-106

Dear Mr. Basnage:

We are responding to your letter dated November 19, 2004 to Mauri L. Osheroff, Brian V. Breheny and Mara L. Ransom in the Division of Corporation Finance and James Brigagliano in the Division of Market Regulation. A copy of your correspondence is attached. By doing this, we avoid having to recite or summarize the facts set forth in your letter. Each defined term in this letter has the same meaning as in your November 19, 2004 correspondence, unless otherwise indicated.

Based on the representations in your November 19, 2004 letter but without necessarily concurring in your analysis, the United States Securities and Exchange Commission (Commission) hereby grants exemptions from:

- Rule 14d-10(a)(1) under the Securities Exchange Act of 1934 (Exchange Act) in the Initial and Further Offers. The exemption from Rule 14d-10(a)(1) is granted to permit Harmony to make the U.S. Offers available to all holders of Gold Fields ADSs, wherever located, and all holders of Gold Fields ordinary shares who are located in the United States and the South African Offers available to all holders of Gold Fields ordinary shares (other than ADSs) who are located in South Africa and to all holders of Gold Fields ordinary shares who are located outside of South Africa and the United States if, pursuant to the local laws and regulations applicable to those holders, they are permitted to participate in the South African Offers.

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- Rule 14e-5 under the Exchange Act in the Initial and Further Offers. The exemption from Rule 14e-5 is granted to permit Harmony to purchase Gold Fields ordinary shares in the South African Offers while the U.S. Offers are pending. In granting this relief, we note that except for the exemption specifically granted here, Harmony will comply with Rule 14e-5. Harmony does not request, and we do not grant any relief for purchases or arrangements to purchase Gold Fields securities other than pursuant to the Offers.

- Section 14(d)(5) of the Exchange Act in the Further Offers and the Subsequent Offering Period. The exemption from Section 14(d)(5) permits Harmony to terminate withdrawal rights for those Gold Fields securities tendered during the Further Offers as of the expiration of the Further Offers. It also permits Harmony to terminate withdrawal rights for those Gold Fields securities tendered and accepted during the Subsequent Offering Period.

- Rule 14d-11 under the Exchange Act in the Further Offers. The exemption from Rule 14d-11 is granted to permit Harmony to keep the Subsequent Offering Period in the Further Offers open for more than twenty U.S. business days in accordance with South African law and practice and as described in your incoming letter. In this regard, we note that the Subsequent Offering Period will not extend beyond a total of 42 U.S. business days.

- Rule 14d-11(c), (d) and (e) under the Exchange Act in the Further Offers. The exemption from Rule 14d-11(c) is granted to permit Harmony to include a Subsequent Offering Period in the Further Offer despite the fact that payment for securities tendered during the initial offering period will be made in accordance with South African law and practice. The exemption from Rule 14d-11(d) is granted to permit Harmony to announce and commence the Subsequent Offering Period in accordance with South African law and practice. The exemption from Rule 14d-11(e) is to permit Harmony to accept and begin payment for securities tendered during the Subsequent Offering Period in accordance with South African law and practice.

Based on the representations in your letter dated November 19, 2004, but without necessarily concurring in your analysis, the staff of the Division of Corporation Finance will not recommend enforcement action pursuant to the following regulatory provisions if the Offers are conducted as described in your letter:

- Rule 14e-1(c) under the Exchange Act in the Initial and Further Offers. The relief granted under Rule 14e-1(c) is to allow Harmony to pay for or return tendered ordinary shares or ADSs according to South African law and customary practice, which, in the case of payment may take up to five South African business days, including time for calculation of the proration factor, after the expiration of the U.S. and South African Offers.

- Rule 14e-1(d) under the Exchange Act in the Initial and Further Offers. The relief granted under Rule 14e-1(d) is to allow Harmony to issue a notice of an amendment or extension to the U.S. Offers in accordance with South African timing requirements and customary South African practice.

The foregoing exemptions and no-action positions are based solely on the representations and the facts in your letter dated November 19, 2004, as supplemented by telephone conversations with the Commission staff. The relief is strictly limited to the application of the rules listed above to this transaction. You should discontinue this transaction pending further consultations with the staff if any of the facts or representations set forth in your letter change including, but not limited to, a material increase in the U.S. ownership of Gold Fields securities after the closing of the Initial Offers.

We also direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 9(a), 10(b) and 14(e) of the Exchange Act and Rule 10b-5 thereunder. The participants in the transaction must comply with these and any other applicable provisions of the federal securities laws. The Divisions of Corporation Finance and Market Regulation express no view on any other questions that may be raised by the proposed transaction, including but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transaction.

For the Commission,
By the Division of Corporation Finance,
Pursuant to delegated authority,

Mauri L. Osheroff
Associate Director, Regulatory Policy
Division of Corporation Finance

For the Commission,
By the Division of Market Regulation
Pursuant to delegated authority,

James A. Brigagliano
Assistant Director
Division of Market Regulation

Attachments

HOGAN & HARTSON

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November 19, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Attention: Mauri L. Osheroff, Esq., Associate Director, Division of Corporation Finance
Brian V. Breheny, Esq., Chief, Office of Mergers and Acquisitions
Mara L. Ransom, Special Counsel, Office of Mergers and Acquisitions
James A. Brigagliano, Esq., Assistant Director, Office of Trading Practices, Division of Market Regulation

Re: Offers by Harmony Gold Mining Company Limited for any and all ordinary shares, including ordinary shares represented by ADSs, of Gold Fields Limited

Dear Ms. Osheroff, Mr. Breheny, Ms. Ransom and Mr. Brigagliano:

We are writing on behalf of our client, Harmony Gold Mining Company Limited, a corporation organized under the laws of the Republic of South Africa ("**Harmony**"), in connection with its Offers (as defined below) to acquire all of the outstanding ordinary shares, nominal value Rand 0.50, of Gold Fields Limited, a corporation organized under the laws of the Republic of South Africa ("**Gold Fields**"), first announced by Harmony on October 18, 2004. In this connection, on October 21,

2004, Harmony filed a registration statement on Form F-4 (as amended from time to time, the "**Initial Registration Statement**") (File no: 333-119880) with the Securities and Exchange Commission (the "**Commission**"). Harmony filed a tender offer statement on Schedule TO on October 22, 2004 and commenced the Initial Offers (as defined below) in accordance with (i) the South African Securities Regulation Panel ("**SRP**") under the South African Securities Regulation Code on Takeovers and Mergers and the Rules of the SRP (collectively, the "**Code**"), to the extent applicable, on October 21, 2004 and (ii) the Securities Exchange Act of 1934, as amended ("**Exchange Act**"), and rules adopted by the Commission thereunder, on October 22, 2004. References in this Letter to a "rule", unless otherwise indicated are to the rules adopted by the Commission under the Exchange Act.

Pursuant to the terms of its Offers, in connection with its efforts to acquire the entire issued and outstanding share capital of Gold Fields (including Gold Fields ordinary shares represented by Gold Fields ADSs), Harmony is offering to exchange:

- for each Gold Fields ordinary share validly tendered and not withdrawn, 1.275 newly-issued ordinary shares, nominal value Rand 0.50 per share, of Harmony; and
- for each Gold Fields American depositary share ("**ADS**") (each Gold Fields ADS representing one Gold Fields ordinary share) validly tendered and not withdrawn, 1.275 newly-issued ADSs of Harmony (each Harmony ADS representing one Harmony ordinary share).

The Gold Fields ordinary shares (including the Gold Fields ordinary shares represented by Gold Fields International Depositary Shares described below ("**IDSs**")) and the Gold Fields ADSs are referred to collectively in this Letter as the "**Gold Fields securities**". In this Letter, except where the context would not so admit, references to "**Gold Fields ordinary shares**" shall be deemed to include those ordinary shares represented by Gold Fields IDSs.

Harmony's proposed acquisition of the entire issued and outstanding share capital of Gold Fields (including Gold Fields ordinary shares represented by Gold Fields ADSs) is being made in two temporally distinct transactions to facilitate conflicting South African and U.S. regulatory requirements. In the first transaction (the "**Initial Offers**"), Harmony will make offers for 34.9% of the entire issued share capital of Gold Fields (including Gold Fields ordinary shares represented by Gold Fields ADSs). In the second transaction (the "**Further Offers**"), Harmony will make offers for all of the entire issued share capital of Gold Fields (including Gold Fields ordinary shares represented by Gold Fields ADSs) not then held by Harmony. The Initial Offers and the Further Offers are referred to as the "**Offers**" in our Letter.

Each of the Initial Offers and the Further Offers comprises two separate offers:

- an U.S. offer open to holders of Gold Fields ordinary shares (other than Gold Fields ordinary shares represented by Gold Fields ADSs or Gold Fields IDSs) that are located in the United States and to all holders of Gold Fields ADSs, wherever located (the "**Initial U.S. Offer**" and the "**Further U.S. Offer**"; collectively, the "**U.S. Offers**"), and

- a South African offer open to holders of Gold Fields ordinary shares (other than Gold Fields ordinary shares represented by Gold Fields ADSs), that are located in South Africa and to holders of Gold Fields ordinary shares (other than Gold Fields ordinary shares represented by Gold Fields ADSs) who are located outside of South Africa and the United States, if, pursuant to the local laws and regulations applicable to those holders, they are permitted to participate in such offers (the "**Initial South African Offer**" and the "**Further South African Offer**"; collectively, the "**South African Offers**").

Together, Harmony's Offers will be made for 100.0% of the issued and outstanding Gold Fields securities. All offers to exchange or purchase and all exchanges and purchases made pursuant to the South African Offers will be made outside of the United States. Subject to receipt of the relief requested in this Letter, the U.S. Offers and the South African Offers are being made on substantially identical terms, and completion of each of the U.S. Offers and the South African Offers is subject to the same conditions. The terms and conditions of the Offers are described in greater detail below. As described below, Harmony has irrevocably undertaken in the Circular (as defined below) to make the Further Offers as soon as practicable after the closing of the Initial Offers.

Harmony has filed its Initial Registration Statement relating to the registration under the United States Securities Act of 1933, as amended (the "**Securities Act**"), of up to 218,701,884 Harmony ordinary shares, including Harmony ordinary shares to be represented by Harmony ADSs, to be issued in connection with the Initial Offers. Harmony will file a further registration statement relating to the registration under the Securities Act, of up to 407,951,079 Harmony ordinary shares, including Harmony ordinary shares to be represented by Harmony ADSs, to be issued in connection with the Further Offers.

We hereby respectfully request that, with respect to the Initial Offers, the Staff of the Commission ("**Staff**") grant exemptive relief from the provisions of the following rules under the Exchange Act:

- Rule 14d-10(a)(1) (to permit the dual offer structure); and

- Rule 14e-5 (to permit the dual offer structure).

We further request that the Staff confirm that, based on the facts and circumstances described in this Letter (which are also fully disclosed in the U.S. Prospectus (as defined below)), it will not recommend that the Commission take enforcement action against Harmony under Rule 14e-1(c) (to permit payment for Gold Fields securities to be made in accordance with South African market practice in the Initial Offers) or Rule 14e-1(d) (to permit announcements of extensions to the Initial Offers to be made in accordance with South African market practice).

We hereby respectfully request that, with respect to the Further Offers, the Staff grant exemptive relief from the provisions of the following rules under, or section of, the Exchange Act:

- Rule 14d-10(a)(1) (to permit the dual offer structure);

- Rule 14e-5 (to permit the dual offer structure);

- Rule 14d-11 (to permit the Subsequent Offering Period (as defined below) in excess of 20 U.S. business days);

- Rule 14d-11(c), (d) and (e) (to permit the Subsequent Offering Period where acceptance of, and payment for, Gold Fields securities in, and announcements of the results of, the Offers and commencement of the Subsequent Offering Period are effected in accordance with South African law and market practice); and

- Section 14(d)(5) (to terminate withdrawal rights for those Gold Fields securities tendered during the Subsequent Offering Period).

We further request that the Staff confirm that, based on the facts and circumstances described in this Letter (which are also fully disclosed in the U.S. Prospectus), it will not recommend that the Commission take enforcement action against Harmony under Rule 14e-1(c) (to permit payment for Gold Fields securities to be made in accordance with South African market practice in the Further Offers) or Rule 14e-1(d) (to permit announcements of extensions to the Further Offers to be made in accordance with South African market practice).

Harmony has not had access to non-public information concerning Gold Fields. The information provided in this Letter with respect to Gold Fields and Gold Fields securities has been obtained from Gold Fields' Annual Report on Form 20-F for the year ended June 30, 2003, from Gold Fields' current reports furnished on Form 6-K (including Gold Fields' annual report furnished on Form 6-K on October 12, 2004), as well as from Gold Fields' public filings with the JSE Securities Exchange South Africa (the "**JSE**") and other information publicly disclosed by Gold Fields in South Africa. Information relating to Gold Fields has not been independently verified by Harmony or its legal counsel.

Financial Terms of the Offers

As described above, pursuant to the Offers, Harmony is making offers for all of Gold Fields' outstanding securities. Under the terms of the Offers, Harmony is offering (i) 1.275 newly-issued Harmony ordinary shares in exchange for each Gold Fields ordinary share and (ii) 1.275 newly-issued Harmony ADSs in exchange for each Gold Fields ADS.

If Gold Fields approves any dividend or any interim dividend in respect of the Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) that has a payment or ex-dividend date before the settlement of the Offers, the consideration offered in exchange for each Gold Fields ordinary share and each Gold Fields ADS tendered will be reduced by an amount equal to the net value of the dividend paid per Gold Fields ordinary share. The manner in which this reduction will be applied is described in the U.S. Prospectus under "The Offer – Consideration Offered after Payment of Gold Fields Dividends."

In respect of any Harmony ordinary shares (including any Harmony ordinary shares represented by Harmony ADSs) that a holder receives in exchange for the Gold Fields ordinary shares or the Gold Fields ADSs tendered into the Offers, the tendering holder will be entitled to receive any dividend with respect to Harmony's 2005 results that is declared in the ordinary course on the Harmony ordinary shares and any other dividend that is paid after the settlement of the Offers.

I. Description of the Companies

Harmony

Harmony is a corporation organized under the laws of South Africa. Harmony and its subsidiaries conduct underground and surface gold mining and related activities, including exploration, processing, smelting and refining. In the year ended June 30, 2004, Harmony's consolidated revenues were approximately $1,283,056,000 and its net income was approximately $31,403,000. Harmony is currently the largest producer of gold in South Africa and the sixth largest gold producer in the world. Harmony's mining operations reported total proven and probable reserves of approximately 62 million ounces.

Harmony is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act and files annual reports on Form 20-F and furnishes current reports on Form 6-K and other information with the Commission. The principal non-United States trading market for the ordinary shares of Harmony is the JSE, on which the Harmony ordinary shares trade under the symbol "HAR." Harmony ordinary shares are listed on the New York Stock Exchange, Inc. ("**NYSE**") for listing purposes only, and Harmony ADSs are listed on the NYSE and trade under the symbol "HMY." The ordinary shares of Harmony are also listed on the Official List of the U.K. Listing Authority and traded on the London Stock Exchange Limited ("**LSE**") and are listed on the Premier Marché of Euronext Paris. Harmony's IDSs are listed on Euronext Brussels. Harmony has an over-the-counter trading facility in Berlin.

Harmony will apply for supplemental listings of the Harmony ordinary shares, the Harmony ADSs and the IDSs to be issued pursuant to the Offers on the JSE, NYSE, LSE, Euronext Paris and Euronext Brussels, as applicable, and will comply with all the usual requirements of such exchanges within the time periods specified by such exchanges. Harmony has not determined whether it will apply for initial listing of the Harmony ordinary shares on the SWX (as defined below).

Gold Fields

Gold Fields is a significant producer of gold and major holder of gold reserves in South Africa, Ghana and Australia. Gold Fields is primarily involved in underground and surface gold mining and related activities, including exploration, extraction, processing and smelting, and also has strategic interests in platinum group metals exploration.

In the year ended June 30, 2004, according to Gold Fields' published reports, in its core business, Gold Fields generated consolidated revenues of approximately $1,564,200,000 and net income of approximately $257,000,000. On the basis of sales for the last twelve months ended June 30, 2004, we believe that Gold Fields is the fourth largest gold producer in South Africa and one of the largest gold producers in the world on the basis of annual production.

According to Gold Fields' Statement on Schedule 14D-9 filed on November 3, 2004, as of October 29, 2004 there were 491,831,765 Gold Fields ordinary shares outstanding.

We understand that Gold Fields is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act and files annual reports on Form 20-F with, and furnishes current reports on Form 6-K and other information to, the Commission.[1] The principal trading market for the ordinary shares of Gold Fields is the JSE, on which they trade under the symbol "GFI." Gold Fields ordinary shares are listed on the NYSE for listing purposes only, and Gold Fields ADSs are listed on the NYSE and trade under the symbol "GFI." The ordinary shares of Gold Fields are also listed on the Official List of the U.K. Listing Authority and traded on the LSE, and are listed on the Premier Marché of Euronext Paris and the SWX Swiss Exchange ("**SWX**"). Gold Fields' IDSs are listed on Euronext Brussels. We understand that Gold Fields IDSs comprise certificates issued by Sogès-Fiducem S.A., as depositary, in

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[1] In addition, pursuant to Instruction 3 to Rule 14d-1(d), at the time that the U.S. Offer was commenced Harmony was entitled to rely on the presumption that Gold Fields is a foreign private issuer, for the reasons discussed in the next section.

denominations representing five, 25 or 100 Gold Fields ordinary shares. We have been advised by HSBC Bank plc that approximately 1.5% of Gold Fields ordinary shares are held in the form of IDSs.

On October 1, 2004 Gold Fields announced that it had signed a definitive agreement with IAMGold Corporation, Inc. ("**IAMGold**") pursuant to which it is intended that, subject to certain conditions precedent, including the approval of Gold Fields' shareholders, IAMGold would acquire substantially all of Gold Fields' net cash resources and all of Gold Fields' mining, development and exploration assets located outside of the Southern African Development Community in exchange for shares of IAMGold (the "**IAMGold Transaction**"). Harmony understands that Gold Fields shareholders will be asked to approve the IAMGold Transaction at an extraordinary general meeting of shareholders on or about December 7, 2004.

II. Qualification for Tier II Relief; Estimation of Number of Gold Fields Securities Subject to U.S. Offer

Availability of Tier II Relief

In order for Harmony to qualify for exemptive relief under Rule 14d-1(d) ("**Tier II Relief**"), among other conditions, holders who are resident in the United States ("**U.S. holders**") must not hold more than 40% of the outstanding Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs). Gold Fields' public disclosure in its 2003 Form 20-F indicated that 122 record holders of Gold Fields' ordinary shares, holding an aggregate of 143,440,152 ordinary shares (or 30.2% of Gold Fields' total outstanding ordinary share capital), were listed as having addresses in the United States. Information provided on the register maintained by STRATE Ltd. ("**STRATE**"), which acts as South Africa's central securities depositary, as of September 23, 2004[2] indicated that 31.18% of Gold Fields' ordinary shares were held by persons with U.S. addresses. Of this figure, Harmony's adviser, HSBC Bank plc, estimates that approximately 18.21% of Gold Fields ordinary shares are currently held by The Bank of New York as depositary for Gold Fields American Depositary Receipt program, as of record or

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[2] Gold Fields provided its STRATE register dated September 23, 2004, to Harmony on October 21, 2004. Information is not available as of September 22, 2004, the date that is 30 days prior to the expected commencement of the Initial Offers. See footnote 3.

beneficially, for persons with U.S. addresses. (Gold Fields' 2004 Annual Report states that as at June 30, 2004, approximately 18.7% of Gold Fields securities were held in the form of ADSs.) On the basis of Schedule 13D filings, one investor, MMC Norilsk Nickel, a company organized under the laws of the Russian Federation ("**Norilsk**"), holds approximately 20.0% of the outstanding ordinary shares of Gold Fields.

Gold Fields has not provided comprehensive information as to the *beneficial ownership* of the Gold Fields securities as at any date. We have been advised by Harmony's adviser, HSBC Bank plc, that the STRATE register is principally a list of record holders, provided that beneficial owners may elect to flag their holdings on the STRATE register in order to receive shareholder communications electronically. In addition, the JSE does not maintain records of beneficial ownership of securities that trade on the JSE, nor is such information readily available from public sources to Harmony, its adviser, HSBC Bank plc or Harmony's legal counsel.[3] Due to the unsolicited nature of Harmony's Offers for Gold Fields securities, Harmony did not request, prior to commencement of the Offers, any information covering Gold Fields or its shareholders. Subsequent to commencement of the Offers, Harmony requested on numerous occasions information covering Gold Fields and its shareholders (including beneficial ownership information). On October 21, 2004 Gold Fields provided Harmony with Gold Fields' STRATE register. On October 26, 2004 Gold Fields provided Harmony with lists of names and addresses of the record holders of Gold Fields' ordinary shares and ADSs, dated as of October 21, 2004 and October 22, 2004, respectively, in paper format. Due to their format, Harmony was unable to determine the percentage of Gold Fields securities held of record by U.S. holders on the basis of such materials. We note that these lists provided by Gold Fields do not appear to contain any information as to the beneficial ownership of Gold Fields securities. Harmony has specifically requested, but has not to date received, lists of security positions of beneficial owners (as specified in Rule 14a-

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[3] Gold Fields is obliged to keep a register of disclosed beneficial interests pursuant to section 140A of the Companies Act (as defined below). Such register is maintained by Gold Fields and is available within 14 calendar days of request to Gold Fields. However, registered holders of Gold Fields ordinary shares are only required to provide or update beneficial ownership information disclosed to them to Gold Fields every three months. Gold Fields may be therefore unable (and is under no specific obligation) to respond to a request for a register reflecting beneficial ownership as of any particular date.

13(b) of the Exchange Act) of Gold Fields securities now or subsequently in Gold Fields' possession.

Harmony does not have sufficiently reliable data on the basis of publicly available information and the other materials provided by Gold Fields to conclude that the percentage of Gold Fields ordinary shares (including for this purpose those Gold Fields ordinary shares underlying Gold Fields ADSs) held by U.S. holders as of a date "30 days before the commencement of the tender offer" is less than 40% of the total number of outstanding Gold Fields ordinary shares (including for this purpose those Gold Fields ordinary shares underlying Gold Fields ADSs) held by holders of less than 10% of Gold Fields' ordinary shares (as the instructions to paragraphs (c) and (d) of Rule 14d-1 provide). Furthermore, the information as to Gold Fields ordinary shares (including for this purpose those Gold Fields ordinary shares underlying Gold Fields ADSs) provided by Gold Fields (on the STRATE register and otherwise) does not permit Harmony to calculate "record ownership" in accordance with Rule 12g3-2(a), as is specified in the instructions to paragraphs (c) and (d) of Rule 14d-1.

Harmony is unable to rely on the presumption to Instruction 3 to Rule 14d-1(d) because its adviser, HSBC Bank plc, has advised that aggregate trading volume of Gold Fields ordinary shares (including for this purpose those Gold Fields ordinary shares underlying Gold Fields ADSs) on all U.S. national securities exchanges and other trading markets in the United States as a percentage of the worldwide aggregate trading for Gold Fields securities in the 12-calendar-month period ending 30 days before October 22, 2004 was approximately 47.3%.

While Harmony will again request that Gold Fields provide it with information concerning the holdings of Gold Fields securities by U.S. holders (and, in particular, information that would allow Harmony to calculate U.S. ownership using the "method of calculating record ownership in Exchange Act Rule 12g3-2(a)", even if such information is eventually provided, Harmony does not believe that it will be able to obtain such information as at and for such dates as would permit Harmony to determine that it can rely on the Tier II exemption in Rule 14d-1(d)(2). This is because even if Gold Fields cooperates fully with Harmony's request, it is practically impossible in South Africa to obtain information as to U.S. beneficial ownership on the precise date "as of 30 days before the commencement" of a tender or exchange offer, as required to establish eligibility for the Tier II exemption.

For the reasons set forth above, Harmony is therefore unable to conclude that it is eligible for Tier II Relief.

III. Description of the Offers

General

As described above, and in order to facilitate conflicting South African and U.S. regulatory requirements[4], Harmony has structured its proposed acquisition of Gold Fields as two temporally separate tender offers: the Initial Offers and the Further Offers. The Initial Offers are being made for 34.9% of the entire issued share capital of Gold Fields (including Gold Fields ordinary shares represented by Gold Fields ADSs) and have already commenced. Harmony has irrevocably committed to commence the Further Offers as soon as practicable after expiration and settlement of the Initial Offers. The Further Offers will be for the entire issued share capital of Gold Fields (including Gold Fields ordinary shares represented by Gold Fields ADSs) not then held by Harmony. As a matter of South African law and in compliance with the requirements of the SRP, the Exchange Act and rules adopted by the Commission thereunder, consideration offered in the Further Offers will be identical to that offered in the Initial Offers. Except as set forth below, the Initial Offers and the Further Offers will be made on substantially identical terms.

Each of the Initial Offers and the Further Offers will comprise an U.S. offer and a South African offer. Offers and sales by Harmony of Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) issued in the Initial U.S. Offer are being made by means of the U.S. prospectus dated October 21, 2004 (the "**U.S. Prospectus**"), which will constitute Harmony's prospectus under Section 5 of the Securities Act, as well as Harmony's offer to purchase/exchange under the Exchange Act. Offers and sales by Harmony of Harmony ordinary shares

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[4] Cliffe Dekker, Inc. has given an opinion to Harmony that Harmony should be permitted as a matter of South African law to acquire up to 34.9% of the share capital of Gold Fields without having to obtain merger clearance from the Competition Tribunal. In consideration of the amount of time that would likely be required to obtain merger clearance from the Competition Tribunal, which could take up to five months or more, Harmony has determined to make its offer for all of the outstanding share capital of Gold Fields in two temporally separate offers. In this Letter, we have relied on advice from Cliffe Dekker, Inc. as to certain matters of South African law and market practice. Please refer to the letter from Cliffe Dekker, Inc. of even date with our Letter, which is attached hereto.

(including Harmony ordinary shares represented by Harmony ADSs) issued in the Further U.S. Offer will be made by means of a subsequent U.S. prospectus (the "**Further U.S. Prospectus**"), which will constitute Harmony's prospectus under Section 5 of the Securities Act, as well as Harmony's offer to purchase/exchange under the Exchange Act. Offers and sales by Harmony of Harmony ordinary shares issued in the Initial South African Offer are being made by means of a South African offering circular (the "**Circular**") which was approved by the SRP on October 18, 2004. Offers and sales by Harmony of Harmony ordinary shares issued in the Further South African Offer will be made by means of a further South African circular (the "**Further Circular**" and, together with the Circular, the "**Circulars**"). The Circulars will not be distributed in the United States or to U.S. persons (as that term is used in Regulation S under the Securities Act).[5] The U.S. Offers will be made on substantially identical terms as the South African Offers and the U.S. Offers will be made "on terms at least as favorable as those offered any other holder of the same class of securities that is the subject of [Harmony's offers]".

Harmony will apply for the supplemental listing of (i) Harmony ordinary shares to be issued in the Offers on the JSE, LSE, the Premier Marché of Euronext Paris, (ii) the IDS on Euronext Brussels and (iii) the Harmony ordinary shares (including Harmony ordinary shares to be represented by Harmony ADSs) and the Harmony ADSs to be issued in the U.S. Offers on the NYSE. Harmony has not determined whether it will apply for initial listing of the Harmony ordinary shares on the SWX. HSBC Securities (USA) Inc. and Investec Securities Inc. will act as joint dealer-managers in the United States with respect to the U.S. Offers.

Harmony filed the Initial Registration Statement on October 21, 2004. Harmony filed its statement on Schedule TO and commenced the Initial U.S. Offer on October 22, 2004. Harmony will file a further registration statement and related statement on Schedule TO relating to the Further U.S. Offer in due course.

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[5] In France, the South African Offers will be made by means of the Circular (available on request) and a French language *communiqué* (press release) summarizing the Circular and reviewed by the French *Autorité des Marchés Financiers* and printed in France. In Belgium, the South African Offers will be made by means of the Circular and Dutch and French language supplements approved by the Belgian *Commissie voor het bank-, financie- en assurantiewezen.* As with the Circular, the Belgian supplements will not be distributed in the United States or to U.S. persons. The French *communiqué* will be printed in a French-language daily financial newspaper, but will not otherwise be available to U.S. persons.

The U.S. Offers are structured so as to be conducted in accordance with the U.S. federal securities laws, including Regulations 14D and 14E under the Exchange Act, except to the extent of any exemptive relief granted pursuant to this Letter, as well as in accordance with applicable South African laws and regulations.

The South African Offers will be conducted in compliance with the Code to the extent applicable (in particular, certain aspects of the South African Offers will be governed by the Exchange Act and rules adopted by the Commission thereunder), which provide for the regulation of South African tender and exchange offers and trading in South African markets. The Code provides a comprehensive scheme for the regulation of South African tender and exchange offers. We have been advised by Cliffe Dekker, Inc. that the Code is largely based on the U.K. City Code on Takeovers and Mergers.

Offer Conditions

The Initial Offers are subject to the following conditions (the "**Initial Conditions**"): (i) the passing and, where applicable, registration by the Registrar of Companies in South Africa, of resolutions necessary for the implementation of the Offers (including the increase in authorized share capital of Harmony and the allotment and issue of new Harmony ordinary shares) by shareholders of Harmony (the "**Shareholders Approval Condition**")[6] and (ii) the declaration of effectiveness by the Commission of Harmony's Initial Registration Statement ("**Initial Effectiveness Condition**"). Harmony will not be obligated to purchase any tendered Gold Fields securities pursuant to the Initial Offers unless the Initial Conditions have been fulfilled. Harmony has irrevocably undertaken not to waive the Initial Effectiveness Condition. Harmony is not permitted under South African law to waive the Shareholders Approval Condition. Harmony has undertaken that the Initial U.S. Offer and the Initial South African Offer will close for acceptances (i.e., expire) on the same date.

The Further Offers will be subject to the following conditions (the "**Further Conditions**"): (i) the passing and, where applicable, registration by the Registrar of Companies in South Africa, of resolutions necessary for the implementation of the Offers by shareholders of Harmony, (ii) receipt of acceptances representing in excess

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[6] The Shareholders Approval Condition was satisfied on November 17, 2004.

of 50.0% of the entire issued share capital of Gold Fields (including those Gold Fields ordinary shares accepted by Harmony in the Initial Offers) (the "**Acceptance Condition**"), (iii) the IAMGold Transaction not being implemented for whatever reason, including, *inter alia,* Gold Fields shareholders failing to approve the proposed IAMGold Transaction at the Gold Fields extraordinary general meeting (the "**IAMGold Condition**"); (iv) the grant of merger clearance from the South African Competition Authorities pursuant to the South African Competition Act 1998 (the "**Competition Act**") (the "**Competition Condition**"), (v) declaration of effectiveness by the Commission of Harmony's further registration statement ("**Further Effectiveness Condition**") and (vi) the approval of all regulatory authorities whose approval is required for the implementation of the Further Offers, if any. Harmony will not be obligated to purchase any tendered Gold Fields securities pursuant to the Further Offers unless the Further Conditions have been fulfilled or waived. Harmony may, in its discretion, waive the Acceptance Condition or the IAMGold Condition. Harmony has irrevocably undertaken not to waive the Further Effectiveness Condition. Harmony is not permitted under South African law to waive any of the other Further Conditions. Harmony has undertaken that the Further U.S. Offer and the Further South African Offer commence and expire on the same date.

Timetable

Initial Offers

We have been advised by Cliffe Dekker, Inc., South African legal advisers to Harmony, that under the Code, an offer must be open for acceptances for at least 21 calendar days from the date upon which it is mailed to offerees, but will often be extended beyond 21 calendar days to permit additional shares to be tendered or to allow time for conditions of the offer to be satisfied.[7] The terms of such offers as a matter of practice generally prevent tendering shareholders from withdrawing their tenders, irrespective of whether they tender before or after the offer conditions are satisfied. As the Exchange Act requires a 20 U.S. business day period during which

[7] In South Africa, an offer can theoretically become wholly unconditional within a few days after being mailed, or can even be wholly unconditional at the outset. This has no bearing on the period for which an offer is open for acceptance. It must remain open for at least 21 calendar days, and will often remain open longer, even if all of the conditions have been fulfilled at a very early stage.

withdrawals of tenders are possible, Harmony has determined that the Initial Offers will last not less than 20 U.S. business days in accordance with Rule 14e-1, during which time tenders may be withdrawn at any time in accordance with Rule 14d-7. The Initial South African Offer commenced on October 21, 2004 in accordance with the Code and the Initial U.S. Offer commenced on October 22, 2004 in accordance with Rule 14d-2(a); both Initial Offers will expire on November 26, 2004, unless extended. If Harmony is required to extend the Initial Offers to permit additional time for its Initial Registration Statement to be declared effective, or for any other reason elects or is required to extend the Initial Offers, it will comply with the notice requirements of the SRP, which require notice to be given prior to the expiration of the Initial Offers. Harmony has undertaken that the Initial U.S. Offer and the Initial South African Offer will expire on the same date.

As soon as practicable following the expiration of the Initial Offers and proration, if any, Harmony will accept and allocate an amount of Gold Fields securities then tendered and not withdrawn representing 34.9% of the outstanding securities of Gold Fields (or such lesser amount as shall have been tendered and not withdrawn).

If Gold Fields securities in excess of 34.9% have been tendered and not withdrawn, Harmony will take up and pay for Gold Fields securities representing 34.9% of the outstanding securities of Gold Fields on a *pro rata* basis, in accordance with South African market practice and substantially in accordance Rule 14d-8 under the Exchange Act. Proration will be applied on a global offer basis and not a country-by-country basis or offer-by-offer basis.[8] Harmony will effect proration as soon as practicable following the expiration of the Initial Offers. Harmony has been advised by its adviser, HSBC Bank plc, that the process of counting tenders, calculating the proration factor, advising the proration factor to intermediaries and allocating new Harmony ordinary shares could take from one to five South African business days.

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[8] While Rule 14d-8 contemplates proration in the context of a single offer, the Initial Offers are structured as two offers. Harmony believes that proration applied on a global basis – across both Initial Offers – will ensure that holders of Gold Fields securities will be treated equally as provided in Rule 14d-10. In this regard, we note In the Matter of Procordia Aktiebolag and Aktiebolaget Volvo (Release No. 34-27671 (February 2, 1990)), in which the Commission permitted the establishment of a common proration pool in respect of an exchange offer structured with separate U.S. and non-U.S. offers. The Commission expressly stated in that Release that "the Commission notes, moreover, that a common proration pool would be necessary to comply with the requirements of Section 14(d)(6) and Rule 14d-8".

Payment for any security tendered and accepted will be made as soon as practicable in accordance with South African law and market practice.[9]

Further Offers

The Further Offers will commence as soon as practicable after expiration of the Initial Offers and completion of proration. The Further Offers will last not less than 20 U.S. business days in accordance with Rule 14e-1, during which time tenders may be withdrawn at any time in accordance with Rule 14d-7. The Further Offers are currently scheduled to expire on February 4, 2005. Harmony has undertaken that the Further U.S. Offer and the Further South African Offer will expire on the same date.

As a matter of South African law and in accordance with the Exchange Act and rules adopted by the Commission thereunder, the consideration offered in the Further Offers will be identical to that offered in the Initial Offers. If Harmony elects to increase the consideration offered in the Further Offers, any such increased consideration will be allocated and paid to holders of Gold Fields securities who have tendered (and whose tendered Gold Fields securities have been accepted) into the Initial Offers, notwithstanding that they may subsequently have disposed of their new Harmony securities. Payment for any security tendered and accepted on the expiration of the Further Offers will be made as soon as practicable in accordance with South African law and market practice.

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[9] We have been advised by Cliffe Dekker, Inc. that in respect of certificated Gold Fields shares, new Harmony ordinary shares will be mailed to holders within five South African business days of the closing date of the Initial Offers, provided that holders have timely surrendered their documents of title to their Gold Fields shares. In respect of holders of Gold Fields shares in "dematerialized" form, new Harmony ordinary shares will be credited to the account of the broker or central securities depositary participant through which such shares are held within five South African business days of the closing date of the Initial Offers.

We understand that Holders of Gold Fields ADSs who have tendered their ADSs will receive new Harmony ADSs in accordance with the terms of the deposit agreement and the procedures and practices of the nominee, broker or other intermediary through which they hold their ADSs. Holders of Gold Fields securities in Belgium, France or the United Kingdom will receive new Harmony ordinary shares in accordance with the procedures of the respective Belgian, French or U.K. centralizing bank and any financial intermediaries through which they hold such securities.

If Harmony were to waive any material offer condition within the meaning of Rule 14d-4(d), Harmony would, in the absence of any exemptive relief granted by the Commission, follow the procedures discussed in Release No. 34-24296 (April 3, 1987) and extend the Further Offers (during which time holders would continue to able to withdraw acceptances) for the applicable period of time.

If Harmony were required to extend the Further Offers to permit additional time for the Competition Condition[10] or the Further Effectiveness Condition to be satisfied, or for any other reason elects or is required to extend the Further Offers, it will comply with the notice requirements of the SRP and, except as otherwise set forth herein, the Exchange Act.

The Further Offers would otherwise be structured so as to fall within the exemption to "going-private transactions" described in Rule 13e-3 pursuant to Rule 13e-3(g)(1)(i) or Rule 13e-3(g)(2).

Subsequent Offering Period

In accordance with the Code, once all of the Further Conditions have been satisfied (or, to the extent permitted, waived) the Further Offers will become wholly unconditional and Harmony will be obligated to purchase all Gold Fields securities tendered as at the expiration date of the Further Offers. After expiration of the Further Offers, Harmony must, in accordance with South African law and market practice, provide for a subsequent period (the "**Subsequent Offering Period**") during which Gold Fields security holders may tender their Gold Fields securities. The Subsequent Offering Period must remain open for acceptances for at least 14 calendar days when an offer has been declared unconditional as to acceptances. Pursuant to Rule 14d-11 under the Exchange Act, offerors may elect to provide a subsequent offering period of from three U.S. business days to 20 U.S. business days during which tenders will be accepted, if certain conditions are satisfied, but during which time withdrawal rights will not apply.

South African offers, like offers conducted in the United Kingdom, are often structured so as to keep a subsequent offering period open for a period longer than

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[10] We have been advised by Cliffe Dekker, Inc. that the grant of merger clearance under the Competition Act is not expected prior to mid-January 2005 and could occur after such date.

the mandatory 14 calendar days required under the Code and longer than the 20 U.S. business days provided for under Rule 14d-11: often until further notice, or until the compulsory acquisition procedures are completed. If an offeror elects to keep the subsequent offering period open until further notice, under the Code, the offeror must give 14 calendar days' notice prior to closing the subsequent offering period.

Harmony's goal is ultimately the acquisition of 100% ownership of Gold Fields. In a typical tender offer for an U.S. company, 100% ownership can be achieved through a second-step merger once a majority (or sometimes two-thirds) of the target company's stock is acquired in the tender offer. However, in a tender offer for a South African company, 100% ownership can be achieved through compulsory acquisition procedures if at least 90% of the target company's outstanding shares are acquired within four months of the date of making the Further Offers. Accordingly, for Harmony's goal of 100% ownership to be achieved, 90% of the Gold Fields securities (including those represented by ADSs) must be accepted in the Offers or be acquired in compliance with the South African Companies Act 1973 (the "**Companies Act**") by or on behalf of Harmony while the Offers are open for acceptance, and, in any event, within no more than four months after the commencement of the Further Offers (i.e., April 6, 2005, assuming that the Further Offers commence on December 6, 2004).

The expectation is that additional acceptances in the Subsequent Offering Period will permit the 90% goal to be reached and that the Subsequent Offering Period will be extended as permitted by the Code to achieve the 90% goal. Provided that such 90% level is reached within four months after the date of making the Further Offers, Harmony would then be entitled to acquire untendered Gold Fields' securities on the same terms as in the Offers (but not, in fact, pursuant to the Offers) pursuant to the compulsory acquisition provisions in the Companies Act by giving notice within *two* calendar months of reaching the 90% goal.

Subject to the grant of relief requested in this Letter, in accordance with the Code, during the Subsequent Offering Period, Gold Fields securities would be accepted, allocated and settled on a rolling basis. Payment for any Gold Fields security tendered and accepted would be made as soon as practicable in accordance with South African law and market practice on the later of (i) the first U.S. business day immediately following the date on which the Further Offers become unconditional and (ii) the date of the receipt of a tender complete in all respect of the Gold Fields security.[11] The results of the Subsequent Offering Period, including the approximate number and percentage of securities deposited upon expiration of the Subsequent Offering Period, would be announced in accordance with South African market practice.

Irrevocable Undertakings

Under South African practice, an irrevocable undertaking is simply the agreement of a shareholder to accept an offer when made (in some cases, subject to a higher competing offer not being made within a certain period) during the pendency of a tender offer. An irrevocable undertaking is not treated by the Code as a purchase, and the Code permits bidders to enter into irrevocable undertakings at any time, subject to certain restrictions. We note for emphasis that shares subject to an irrevocable undertaking are purchased in the tender offer and, consequently, count towards satisfying the acceptance condition of the relevant offer under the Code. Acceptances of the offers in respect of shares the subject of irrevocable undertakings represent tenders subject to both the terms and conditions of the offers and the Code. Accordingly, we are not requesting exemptive relief from Rule 14e-5 with respect to the irrevocable undertaking entered into by Harmony with Norilsk on October 16, 2004 in connection with the Offers. Acceptances in respect of the Gold Fields ordinary shares the subject of this irrevocable undertaking will be subject to the terms of the Offers and the Code. This irrevocable undertaking is not subject to any higher competing offer not being made, except in the case of an offer

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[11] We have been advised by Cliffe Dekker, Inc. that in respect of certificated Gold Fields shares, new Harmony ordinary shares will be mailed to holders within five South African business days of the date that the Further Offers become unconditional or the date of receipt of a tender following such date, as the case may be. In respect of holders of Gold Fields shares in "dematerialized" form, new Harmony ordinary shares will be credited to the account of the broker or central securities depositary participant through which such shares are held within five South African business days of the date that the Further Offers become unconditional or the date of receipt of a tender following such date, as the case may be.

We understand that holders of Gold Fields ADSs who have tendered their ADSs will receive new Harmony ADSs in accordance with the terms of the deposit agreement and the procedures and practices of the nominee, broker or other intermediary through which they hold their ADSs. Holders of Gold Fields securities in Belgium, France or the United Kingdom will receive new Harmony ordinary shares in accordance with the procedures of the respective Belgian, French or U.K. centralizing bank and any financial intermediaries through which they hold such securities.

by a third party. No irrevocable undertakings were, nor shall any such undertakings be, sought from holders of Gold Fields securities with addresses in the United States. See, e.g., Manual of Publicly Available Telephone Interpretations, Third Supplement, Regulation M-A, L. Rule 14e-5, Question 4 (SEC Division of Corporation Finance, July 2000, updated July 2001) (the "**Telephone Interpretations Manual**").

IV. Discussion and Relief Requested

Initial Offers

Rule 14d-1(d)(2)(ii) and 14d-10(a)(1): Two Offers and an U.S. Offer Made, with Respect to Gold Fields ADSs, to All Holders, Wherever Located

There are several potential points of conflict between the U.S. tender offer rules and South African law. Harmony believes that the best method for reconciling these potential conflicts is a dual offer structure that permits holders of Gold Fields ordinary shares located in the United States to participate in the transaction through the Initial U.S. Offer on substantially the same terms as holders located in other jurisdictions may participate in the Initial South African Offer.

The Initial U.S. Offer is open to holders of Gold Fields ordinary shares (other than Gold Fields ordinary shares represented by Gold Fields ADSs or Gold Fields IDSs) that are located in the United States and to all holders of Gold Fields ADSs, wherever located; the Initial South African Offer will be open to holders of Gold Fields ordinary shares (other than Gold Fields ordinary shares represented by Gold Fields ADSs), who are located in South Africa and to holders of Gold Fields ordinary shares (other than Gold Fields ordinary shares represented by Gold Fields ADSs) who are located outside of South Africa and the United States, if, pursuant to the local laws and regulations applicable to those holders, they are permitted to participate in the Initial South African Offer.

Rule 14d-10(a)(1) provides that no person shall make a tender offer unless the offer is open to all security holders of the class of securities subject to the tender offer. Rule 14d-1(d)(2)(ii) provides exemptive relief from this provision and allows a bidder that qualifies for Tier II Relief to separate its offer "into two offers: one offer made only to U.S. holders and another offer made only to non-U.S. holders". It is a condition of this relief that the "offer to U.S. holders must be made on terms at least as favorable as those offered any other holder of the same class of securities that is the subject of the tender offer."

A literal application of Rule 14d-1(d)(2)(ii) would not exempt the dual offer structure described in this Letter from the application of Rule 14d-10(a)(1). First, Rule 14d-1(d)(2)(ii) contemplates an U.S. offer that is made only to U.S. holders and another that is made only to non-U.S. holders. Here, the Initial U.S. Offer is being made to U.S. holders of Gold Fields ordinary shares (other than Gold Fields ordinary shares represented by Gold Fields ADSs) and to **all** holders of Gold Fields ADSs, wherever located. Furthermore, for the reasons described above, Harmony is unable to conclude that it is eligible for Tier II Relief.

We do not believe that these technical differences should disqualify the Initial Offers from the exemptive relief available under Rule 14d-1(d)(2)(ii). The Initial South African Offer will be "made only to non-U.S. holders." Any U.S. holder of any Gold Fields security (as well as some non-U.S. holders of Gold Fields ADSs) will be tendering into an offer that is conducted in accordance with the Exchange Act. No U.S. holder is eligible to tender into the Initial South African Offer and no Gold Fields securities held by U.S. holders will be purchased and exchanged except pursuant to the Initial U.S. Offer, which will be conducted in accordance with the U.S. federal securities laws, including Regulations 14D and 14E under the Exchange Act, except to the extent of any exemptive relief granted pursuant to this Letter. We note that the Staff has recently permitted other similar dual offer structures involving U.S. offers made for both ordinary shares held by U.S. holders and for ADSs held by holders, wherever located, even where the Tier II exemption under Rule 14d-1(d) was not available due to the level of U.S. ownership. See Offer by Alcan, Inc. for Common Shares, ADSs, Bonus Allocation Rights and OCEANEs of Pechiney (October 8, 2003), where similar relief was granted in the context of an exchange where it was estimated that between 35% and 45% of the target's outstanding common shares were held by U.S. persons. We note that the Staff has granted similar relief in the context of an exchange offer where, due to the hostile nature of the transaction, the bidder could not determine whether the transaction qualified for Tier II Relief: see Offer by Sanofi-Synthélabo for Ordinary Shares and ADSs of Aventis (June 10, 2004). We note that the Staff has granted relief on numerous occasions in similar circumstances where the transaction did qualify for Tier II Relief: see Serono S.A. Offer for All Outstanding Ordinary Shares, ADSs, OCEANEs and Warrants of Genset (September 12, 2002); Proposed Exchange Offer by Technip, S.A., for All of the Outstanding Ordinary Shares and American

Depositary Shares of Coflexip, S.A. (August 30, 2001); The AES Corporation (October 22, 2001) and In the Matter of the Exchange Offer by Banco Bilbao Vizcaya Argentaria, S.A. for Ordinary Shares and American Depositary Shares of BBVA Banco Frances (April 19, 2001).

Accordingly, on behalf of Harmony, we respectfully request exemptive relief from the provisions of Rule 14d-10(a)(1) to permit the Initial Offers to be conducted according to the dual offer structure described in this Letter and in the U.S. Prospectus, notwithstanding that read literally Rule 14d-1(d)(2)(ii) contemplates Tier II exemptive relief only for a dual offer structure in which one offer is made "only" to U.S. holders and "another offer" is made only to non-U.S. holders and Harmony's inability to conclude that it falls within the Tier II exemption.

Rule 14e-5: Purchases outside the U.S. Offer

Among other things, Rule 14e-5 under the Exchange Act prohibits a person making a tender or exchange offer for an equity security from, directly or indirectly, purchasing or making any arrangement to purchase such security or any security which is immediately convertible into or exchangeable for such security except pursuant to such offer. The prohibition continues from the time of the public announcement of the offer until the date that the offer expires, including any extensions thereof (the "**Restricted Period**"). See Rule 14e-5(a). There is an express exception for purchases or arrangements to purchase if the cross-border tender offer is excepted under Rule 14d-1(c) and certain other conditions have been met. See Rule 14e-5(b)(10). There is no such exemption for cross-border tender offers that qualify for Tier II Relief under Rule 14d-1(d). However, pursuant to Rule 14e-5(d), upon written application or upon its own motion, the Staff may grant an exemption from the provisions of Rule 14e-5.

A literal application of Rule 14e-5 could be interpreted to prohibit Harmony's purchase of Gold Fields ordinary shares pursuant to the Initial South African Offer after the announcement of the Initial U.S. Offer.[12] We understand that it may be

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[12] Although there are, in our view, serious doubts as to whether the jurisdictional predicate for the application of the Exchange Act – namely, that there be a purchase of a security "by the use of any means or instrumentality of interstate commerce, or of the mails, or of any other facility of any national securities exchange" – would be satisfied if a foreign issuer such as Harmony made purchases of Gold Fields securities outside the United States, we nonetheless apply, on behalf of

the Commission's position that an individual exemption from Rule 14e-5 may still be needed for a dual offer structure. See, e.g., Telephone Interpretations Manual, L. Rule 14e-5, Question 3, supra.

On behalf of Harmony, we hereby respectfully request exemptive relief pursuant to Rule 14e-5(d) from the provisions of Rule 14e-5 with regard to purchases of Gold Fields securities made pursuant to the Initial South African Offer.

As discussed above, holders of Gold Fields ordinary shares who are located in the United States will be entitled to participate in the Initial U.S. Offer on economic terms as favorable as those offered to holders of Gold Fields ordinary shares in the Initial South African Offer. Harmony has taken steps to ensure (i) that the procedural terms of the Initial Offers will be as equivalent as practicably possible, given the considerations of local law and customary local practice and (ii) that the consideration in the Initial Offers will be the same.

During the Restricted Period, which began on October 18, 2004, the only offers to purchase and the only purchases of Gold Fields ordinary shares by Harmony that are made outside the Initial U.S. Offer will be made pursuant to the Initial South African Offer. Because the proposed dual offer structure involves purchases pursuant to a foreign tender offer, we believe it does not present the same risks as would open market or private purchases, and we believe that the policies forming the basis for Rule 14e-5 will not be violated if the exemption requested is granted. Further, Harmony's intention to make purchases pursuant to the Initial South African Offer is fully disclosed in the U.S. Prospectus to holders of Gold Fields securities, and pursuant to the Initial U.S. Offer, holders who tender in the Initial U.S. Offer will be entitled to receive the same consideration paid per Gold Fields security as will be paid pursuant to purchases under the Initial South African Offer.

We believe that the exemptive relief requested in this Letter is consistent with the multiple offer structure expressly permitted by the Tier II Relief provided by Rule 14d-1(d), as well as consistent with the exemptive relief granted in connection with

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Harmony, for exemptive relief for such purchases from the provisions of Rule 14e-5 pursuant to Rule 14e-5(d), as set forth below. We emphasize that this Letter does not reflect an admission that Rule 14e-5 would apply to purchases of Gold Fields securities outside the United States in the absence of such exemptive relief.

other tender offers similarly structured as multiple offers that did not qualify for Tier II Relief. See Alcan/Pechiney No-Action Letter, supra (where relief under Rule 14e-5 was granted in respect of a transaction that did not qualify for Tier II Relief); Sanofi-Synthélabo/Aventis No-Action Letter, supra (where relief under Rule 14e-5 was granted in respect of an hostile transaction where the bidder was unable to determine whether the transaction qualified for Tier II Relief); Serono/Genset No-Action Letter, supra; Technip/Coflexip No-Action Letter, supra; Banco Bilbao/BBVA No-Action Letter, supra; and In the Matter of TotalFina S.A., Exchange Offer for Securities of Elf Aquitaine (July 21, 1999) (granted pursuant to former Rule 10b-13, the predecessor rule to Rule 14e-5).

Rule 14e-1(c): Prompt Payment

Rule 14e-1(c) under the Exchange Act requires that the consideration offered in a tender or exchange offer be paid "promptly" after the termination of such offer.

The Tier II exemption under Rule 14d-1(d) provides an exemption from the requirements of Rule 14e-1(c) where payment is made in accordance with the requirements of the home jurisdiction law or practice. In the Initial Offers, payment would be made in accordance with the law and practice of South Africa, the home jurisdiction of Gold Fields, that is to say, new Harmony ordinary shares would be mailed or credited within five South African business days of the closing date of the Initial Offers. In case the Initial Offers are terminated, Gold Fields securities would be returned in accordance with the law and practice of South Africa. We have been advised by Cliffe Dekker, Inc. that in respect of certificated Gold Fields ordinary shares, Gold Fields ordinary shares would be mailed to tendering holders within five South African business days. In respect of holders of Gold Fields ordinary shares in "dematerialized" form, Gold Fields ordinary shares would be credited to the account of the broker or central securities depositary participant through which such shares are held within five South African business days of the date that it becomes known that the Initial Offers are terminated. However, as discussed above, based on available information concerning the U.S. holders of Gold Fields securities, the Tier II exemption may not be available for the Initial Offers.

Prior to the adoption of the Tier II exemption, the Staff confirmed in a number of no-action letters that payment for, or return of, tendered securities in accordance with local law and customary local tender offer practice would satisfy the requirements of Rule 14e-1(c). See Proposed Exchange Offer by Crown Cork & Seal

Company, Inc. for CarnaudMetalbox (December 20, 1995) and Re Pechiney Privatization (December 6, 1995), involving concurrent exchange offers in the United States and (in the case of these letters) France where it was estimated that the payment of consideration would commence three to four weeks following expiration of the offers. See also Exchange Offer by Rhône-Poulenc S.A. Inc. for Ordinary Shares and ADSs of Hoechst AG (October 7, 1999), granting relief in connection with French and German law and practice.

Subsequent to the adoption of the Tier II exemption, the Staff has also provided relief from the requirements of Rule 14e-1(c) in respect of a number of transactions that did not satisfy the requirements of the Tier II exemption. See Alcan/Pechiney No-Action Letter supra; Serono/Genset No-Action Letter, supra; and Technip/Coflexip No-Action Letter, supra.

Harmony considers that payment for, and the return of, Gold Fields securities pursuant to South African law and market practice would arguably occur "promptly" within the meaning of Rule 14e-1(c), i.e. in most cases within five U.S business days of the closing date of the Initial Offers. However, since South African market practice will govern such transactions and because Harmony is unable to conclude that it is eligible for Tier II Relief, on behalf of Harmony we respectfully request that the Staff confirm that it will not recommend enforcement action under Rule 14e-1(c) if Harmony pays for or returns the consideration offered in the Initial Offers in the manner described above.

Rule 14e-1(d): Announcements of Amendments and Extensions

Rule 14e-1(d) under the Exchange Act governs the manner of announcements of extensions to an offer. The Tier II exemption under Rule 14d-1(d) provides an exemption from the requirements of Rule 14e-1(d) where notice of extensions is made in accordance with the requirements of the home jurisdiction law or practice. In the Initial Offers, notice of extensions will be made in accordance with the law and practice of South Africa, the home jurisdiction of Gold Fields. However, as discussed above, based on available information concerning the U.S. holders of Gold Fields securities, the Tier II exemption may not be available for the Initial Offers.

Given the relative significance of South Africa markets and South African legal requirements, Harmony anticipates that the timing of any press release announcing an extension to the Initial Offers would be linked to South African trading hours and as discussed herein may not comply with the requirements of Rule 14e-1(d). We have been advised by Cliffe Dekker, Inc. that Harmony is required under South African law to make an announcement relating to its intention to extend the Initial Offers *prior* to the expiration of the Initial Offers. Any such announcement will contain an announcement of the approximate number of Gold Fields securities deposited to date. In this regard we note that to the extent that Gold Fields securities tendered in Belgium or France are not fully "centralized" and counted until after the end of the offer period, Harmony may not know (and would not be able to effect proration or announce) the approximate number of Gold Fields securities tendered in the Initial Offers at the time any such announcement of extension is made. (Procedures have, however, been implemented to ensure that securities tendered in Belgium and France will be fully centralized, counted and transmitted to Harmony on the date the Initial Offers expire.)

All announcements relating to the Initial Offers, including announcements of extensions, will be effected by Securities Exchange News Service ("**SENS**"), an office of the JSE, after the approval of the JSE, SRP and NYSE. Announcements received by SENS are electronically transmitted, on a real time basis, to SENS subscribers, which include all major wire services. Harmony anticipates, after approval of any announcement relating to an extension of the Initial Offers by the JSE, SRP and NYSE, that Harmony will transmit such announcement to SENS, who will immediately distribute the announcement via the major wire services. In addition, Harmony intends to issue independently press releases in South Africa, the United States, Belgium, France and the United Kingdom, with substantially the same content (pursuant to the requirements of the SRP and JSE) as the SENS announcement. Such press releases and announcements will include the date of extension and (except as provided in the preceding paragraph) information regarding the approximate number of Gold Fields securities deposited pursuant to the Initial Offers. To the extent that the approximate number of Gold Fields securities deposited to date is not available, Harmony will issue a further press release and submit an announcement to SENS with such information as soon as practicable after such information becomes available. Harmony believes that information regarding the approximate number of Gold Fields securities deposited would as a matter of practice be available within one South African business day of expiration of the Initial Offers.

Prior to the adoption of the Tier II exemption, the Staff provided relief from the notice requirements of Rule 14e-1(d) and permitted the announcement of extensions to an offer effected in accordance with local country practice. See Crown Cork /CarnaudMetalbox No-Action Letter, supra. Subsequent to the adoption of the Tier II exemption, the Staff has also provided relief from the requirements of Rule 14e-1(d) in a number of transactions that did not satisfy the requirements of the Tier II exemption. See Alcan/Pechiney No-Action Letter, supra; Serono/Genset No-Action Letter, supra; and Technip/Coflexip No-Action Letter, supra.

On behalf of Harmony we respectfully request that the Staff confirm that it will not recommend enforcement action under Rule 14e-1(d) if Harmony announces any extensions to the Initial Offers in the manner described above.

Further Offers

Rule 14d-1(d)(2)(ii) and 14d-10(a)(1): Two Offers and an U.S. Offer Made, with Respect to Gold Fields ADSs, to All Holders, Wherever Located

As discussed above, there are several potential points of conflict between the U.S. tender offer rules and South African law. Harmony believes that the best method for reconciling these potential conflicts is a dual offer structure that permits holders of Gold Fields ordinary shares located in the United States to participate in the transaction through the Further U.S. Offer on substantially the same terms as holders located in other jurisdictions may participate in the Further South African Offer.

The Further U.S. Offer will be open to holders of Gold Fields ordinary shares (other than Gold Fields ordinary shares represented by Gold Fields ADSs or Gold Fields IDSs) that are located in the United States and to all holders of Gold Fields ADSs, wherever located; the Further South African Offer will be open to holders of Gold Fields ordinary shares (other than Gold Fields ordinary shares represented by Gold Fields ADSs), who are located in South Africa and to holders of Gold Fields ordinary shares (other than Gold Fields ordinary shares represented by Gold Fields ADSs) who are located outside of South Africa and the United States, if, pursuant to the local laws and regulations applicable to those holders, they are permitted to participate in the Further South African Offer.

Rule 14d-10(a)(1) provides that no person shall make a tender offer unless the offer is open to all security holders of the class of securities subject to the tender offer. Rule 14d-1(d)(2)(ii) provides exemptive relief from this provision and allows a bidder that qualifies for Tier II Relief to separate its offer "into two offers: one offer made only to U.S. holders and another offer made only to non-U.S. holders". It is a condition of this relief that the "offer to U.S. holders must be made on terms at least as favorable as those offered any other holder of the same class of securities that is the subject of the tender offer."

As discussed above, a literal application of Rule 14d-1(d)(2)(ii) would not exempt the dual offer structure described in this Letter from the application of Rule 14d-10(a)(1). First, Rule 14d-1(d)(2)(ii) contemplates an U.S. offer that is made only to U.S. holders and another that is made only to non-U.S. holders. Here, the Further U.S. Offer is being made to U.S. holders of Gold Fields ordinary shares (other than Gold Fields ordinary shares represented by Gold Fields ADSs) and to **all** holders of Gold Fields ADSs, wherever located. Furthermore, for the reasons described above, Harmony is unable to conclude that it is eligible for Tier II Relief.

Accordingly, pursuant to the analysis set forth above under "IV Discussion and Relief Requested – Initial Offers – Rule 14d-1(d)(2)(ii) and 14d-10(a)(1): Two Offers and an U.S. Offer made, with respect to Gold Fields ADSs, to all holders, wherever located" and in reliance on the exemptive relief discussed therein, on behalf of Harmony, we respectfully request exemptive relief from the provisions of Rule 14d-10(a)(1) to permit the Further Offers to be conducted according to the dual offer structure described in this Letter, the U.S. Prospectus and the Further U.S. Prospectus (when available), notwithstanding that read literally Rule 14d-1(d)(2)(ii) contemplates Tier II exemptive relief only for a dual offer structure in which one offer is made "only" to U.S. holders and "another offer" is made only to non-U.S. holders and Harmony's inability to conclude that it falls within the Tier II exemption.

Rule 14e-5: Purchases outside the U.S. Offer

Among other things, Rule 14e-5 under the Exchange Act prohibits a person making a tender or exchange offer for an equity security from, directly or indirectly, purchasing or making any arrangement to purchase such security or any security which is immediately convertible into or exchangeable for such security except pursuant to such offer during the Restricted Period. See Rule 14e-5(a). There is an express exception for purchases or arrangements to purchase if the cross-border tender offer is excepted under Rule 14d-1(c) and certain other conditions have been met. See Rule 14e-5(b)(10). There is no such exemption for cross-border tender offers that qualify for Tier II Relief under Rule 14d-1(d). However, pursuant to Rule

14e-5(d), upon written application or upon its own motion, the Staff may grant an exemption from the provisions of Rule 14e-5.

A literal application of Rule 14e-5 could be interpreted to prohibit Harmony's purchase of Gold Fields ordinary shares pursuant to the Further South African Offer after the announcement of the Initial U.S. Offer and/or the Further U.S. Offer.[13] We understand that it may be the Commission's position that an individual exemption from Rule 14e-5 may still be needed for a dual offer structure. See, e.g., Telephone Interpretations Manual, L. Rule 14e-5, Question 3, supra.

Accordingly, pursuant to the analysis set forth above under "IV Discussion and Relief Requested – Initial Offers – Rule 14e-5: Purchases outside the U.S. Offer", and in reliance on the exemptive relief discussed therein, on behalf of Harmony, we hereby respectfully request exemptive relief pursuant to Rule 14e-5(d) from the provisions of Rule 14e-5 with regard to purchases of Gold Fields securities made pursuant to the Further South African Offer (including any Subsequent Offering Period).

Rule 14d-11: Subsequent Offering Period

Pursuant to Rule 14d-11 under the Exchange Act, offerors may elect to provide a subsequent offering period of from three U.S. business days to 20 U.S. business days during which a tender offer can be accepted, if certain conditions are satisfied, but during which withdrawal rights will not apply. As discussed above, if the Further Offers become or are declared wholly unconditional, the Code requires that the Offers remain open for the Subsequent Offering Period of *at least* 14 calendar days.

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[13] Although there are, in our view, serious doubts as to whether the jurisdictional predicate for the application of the Exchange Act – namely, that there be a purchase of a security "by the use of any means or instrumentality of interstate commerce, or of the mails, or of any other facility of any national securities exchange" – would be satisfied if a foreign issuer such as Harmony made purchases of Gold Fields securities outside the United States, we nonetheless apply, on behalf of Harmony, for exemptive relief for such purchases from the provisions of Rule 14e-5 pursuant to Rule 14e-5(d), as set forth below. We emphasize that this Letter does not reflect an admission that Rule 14e-5 would apply to purchases of Gold Fields securities outside the United States in the absence of such exemptive relief.

South African offers are often structured so as to keep a subsequent offering period open for a period longer than the mandatory 14 calendar days required under the Code and longer than the 20 U.S. business days provided for under Rule 14d-11: often until further notice, or until the compulsory acquisition procedures are completed.

Harmony's goal is, and will at all times remain, the acquisition of 100% ownership of Gold Fields. In a typical tender offer for an U.S. company, 100% ownership can be achieved through a second-step merger once a majority (or sometimes two-thirds) of the target company's stock is acquired in the tender offer. However, in an offer for a South African company, 100% ownership can be achieved through compulsory acquisition procedures if at least 90% of the target company's shares to which the offer relate are acquired within four months of the date of making the relevant offer. Accordingly, for Harmony's goal of 100% ownership to be achieved, valid acceptances in respect of at least 90% of Gold Fields ordinary shares subject to the Initial Offers and the Further Offers (including Gold Fields ordinary shares represented by Gold Fields ADSs) must be received while the Further Offers are open for acceptance, and, in any event, within no more than four months after the commencement of the Further Offers (i.e., April 6, 2005, assuming that the Further Offers commence on December 6, 2004). This would represent a Subsequent Offering Period comprising 42 U.S. business days, or 22 U.S. business days in excess of the 20 U.S. business days expressly permitted by Rule 14d-11.

The expectation is that additional acceptances in the Subsequent Offering Period will cause the 90% goal to be reached and that the Subsequent Offering Period will be extended as permitted by the Code to achieve the 90% goal. Provided such 90% level is reached within four months of making the Further Offers, an offeror is then entitled to acquire the target company's remaining shares on the same terms as the offer pursuant to the compulsory acquisition provisions of the Companies Act by giving notice within two calendar months of reaching the 90% goal. The compulsory acquisition procedures would fall within the exemption to Rule 13e-3 set forth in Rule 13e-3(g)(1)(i) or 13e-3(g)(2).

Harmony requests exemptive relief to allow the Subsequent Offering Period to remain open for longer than the 20 U.S. business days contemplated in the first sentence of Rule 14d-11, in accordance with the Code, and applicable South African law and to effect acceptances of, and payments for, Gold Fields securities tendered in accordance with South African market practice. We do not believe that this request represents a material departure from Exchange Act requirements.

We note that the Staff has permitted subsequent offering periods to be conducted in a similar manner in compliance with local law and practice in the context of transactions that did not qualify for Tier II Relief. See, e.g., Alcan/Pechiney No-Action Letter, supra; and Serono/Genset No-Action Letter, supra. We also believe that such exemptive relief is consistent with relief previously granted. See, e.g., SERENA Software, Inc. Offer for Shares and ADSs of Merant plc (April 13, 2004); Offer by Celltech Group plc for Oxford GlycoSciences plc (March 3, 2003); Sanofi-Synthélabo/Aventis No-Action Letter, supra; Offer by RWE Aktiengesellschaft for Innogy Holdings plc (March 22, 2002); Schlumberger Limited's Offer for Sema plc (July 2, 2001); Offer by Amerada Hess Corporation for Shares and ADSs of LASMO plc (December 13, 2000) and Air Products and Chemicals, Inc. and L'Air Liquide S.A. Offer for the Outstanding Capital Stock of the BOC Group plc (March 10, 2000).

Rule 14d-11(c), (d) and (e): Conduct of Subsequent Offering Period in Accordance with South African Law and Market Practice

Rule 14d-11(c) requires, as a condition to the subsequent offering period contemplated in the first paragraph of Rule 14d-11, that an offeror immediately accept and promptly pay for all securities tendered during the initial offer period. Rule 14d-11(e) requires that an offeror immediately accept and promptly pay for all securities as they are tendered during the subsequent offering period. Rule 14d-11(d) requires that a bidder announce the results of the tender offer, including the approximate number and percentage of securities deposited to date, no later than 9:00 a.m. Eastern time on the next U.S. business day after the expiration of the initial offering period and immediately begin the subsequent offering period.

As discussed herein, during the Initial Offers and the Further Offers, Harmony will pay for tendered Gold Fields securities in accordance with South African market practice in the manner described in this Letter. All valid acceptances in respect of Gold Fields securities received during the Subsequent Offering Period will be settled within five South African business days of the date on which the relevant shareholder validly accepts the Offer. Harmony considers that payment for Gold Fields securities pursuant to South African law and market practice would in most cases occur "promptly" within the meaning of Rule 14d-11(c) and 14d-11(e), i.e. usually within five U.S business days.

Harmony will announce the results of the Initial Offers and the Further Offers, including the approximate number and percentage of securities deposited to date, on the date upon which settlement of the Harmony shares to be issued pursuant to the relevant Offer occurs. The timing of any press release announcing the results of the Initial Offers and the Further Offers would be made accordance with South African law and market practice, would be linked to South African trading hours and may not comply with the requirements of Rule 14d-11(d) to the extent that such announcement is not made on or prior to 9:00 a.m. Eastern time on the next U.S. business day after the expiration date of the relevant offer. We do not believe, however, that this represents a material departure from Exchange Act requirements.

Harmony respectfully requests exemptive relief from: the provisions of Rule 14d-11(c) and Rule 14d-11(e) to permit Harmony to accept and pay for Gold Fields securities in accordance with South African law and market practice in the manner described in this Letter; and from the provisions of Rule 14d-11(d) to permit Harmony to announce the results of the Offers in accordance with South African law and market practice in the manner described in this Letter and commence the Subsequent Offering Period immediately following such announcement.

In this regard, we note that Tier II Relief provides under Rule 14d-1(d)(2)(v) that an offer will satisfy the announcement and prompt payment requirements of Rule 14d-11(d)[14] if the bidder announces the results of the offer and pays for tendered securities in accordance with the requirements of the local law or practice and the subsequent offering period commences immediately following such *announcement.* Although Harmony is unable to conclude that it is eligible for Tier II Relief, we believe that the relief requested is consistent with the general exemption of Tier II.

We note that the Staff has permitted subsequent offering periods to be conducted in a similar manner in compliance with local law and market practice in the context of transactions that did not qualify for (or in which the bidder was unable to confirm qualification for) Tier II Relief. See, e.g., Alcan/Pechiney No-Action Letter, supra; Sanofi/Aventis No-Action Letter, supra; and Serono/Genset No-Action Letter, supra.

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[14] Although Rule 14d-1(d)(2)(v) refers to the "announcement and prompt payment requirements of Exchange Act Rule 14d-11(d)", announcement and prompt payment are governed by Rule 14d-11(d) *and* Rule 14d-11(c), respectively.

Section 14(d)(5): Withdrawal Rights during the Subsequent Offering Period

Section 14(d)(5) of the Exchange Act provides that the securities tendered in a tender offer may be withdrawn at any time after 60 days from the date of the original offer.

The Tier II exemption under Rule 14d-1(d) provides that, notwithstanding Section 14(d)(5) of the Exchange Act, a bidder need not extend withdrawal rights following the close of the offer and prior to the commencement of the subsequent offering period. However, as discussed above, Harmony is unable to conclude that it is eligible for Tier II Relief.

Holders of Gold Fields securities tendered during the Further Offers may withdraw their Gold Fields securities at any time prior to the expiration of the Further Offers. However, Gold Fields securities tendered during the Further Offers may not be withdrawn between the expiration date and the settlement date of the Further Offers. In addition, holders of Gold Fields securities tendered during the Subsequent Offering Period will not have withdrawal rights since, as noted above, in accordance with the Code, during the Subsequent Offering Period, Gold Fields securities will be accepted, allocated and settled on a rolling basis. Accordingly, we are requesting exemptive relief from the provisions of Section 14(d)(5) of the Exchange Act insofar as that section would permit holders who tendered Gold Fields securities into Subsequent Offering Period portion of the Further Offers to withdraw their Gold Fields securities at any time that is both (i) 60 days[15] after commencement of the Further Offers and (ii) after they have tendered their Gold Fields securities, but before they have received new Harmony securities in settlement for their tenders. In this regard we note that the period specified in clause (ii) in the preceding sentence will not exceed five South African business days. See "IV Discussion and Relief Requested – Further Offers – Rule 14e-1(c): Prompt Payment" below.

We believe that this relief is consistent with prior relief granted by the Staff. See Alcan/Pechiney No-Action Letter, supra; and Serono/Genset No-Action Letter, supra,

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[15] The Further Offers are currently scheduled to commence on the first South African business day following settlement under the Initial Offers and to expire on or about February 4, 2005.

where relief was granted in circumstances where Tier II Relief was not available. See also TotalFina/Elf No-Action Letter, supra; International Release No. 1207 (October 15, 1999); and RWE/Innogy No-Action Letter, supra.

Rule 14e-1(c): Prompt Payment

Rule 14e-1(c) under the Exchange Act requires that the consideration offered in a tender or exchange offer be paid "promptly" after the termination of such offer.

The Tier II exemption under Rule 14d-1(d) provides an exemption from the requirements of Rule 14e-1(c) where payment is made in accordance with the requirements of the home jurisdiction law or practice. In the Further Offers, as in the Initial Offers, payment would be made in accordance with the law and practice of South Africa, the home jurisdiction of Gold Fields, that is to say, new Harmony ordinary shares would be mailed or credited within five South African business days of the date of completion of the Further Offers. In case the Further Offers are terminated, Gold Fields securities would be returned in accordance with the law and practice of South Africa. We have been advised by Cliffe Dekker, Inc. that in respect of certificated Gold Fields ordinary shares, Gold Fields ordinary shares would be mailed to tendering holders within five South African business days. In respect of holders of Gold Fields ordinary shares in "dematerialized" form, Gold Fields ordinary shares would be credited to the account of the broker or central securities depositary participant through which such shares are held within five South African business days of the date that it becomes known that the Further Offers are terminated. However, as discussed above, based on available information concerning the U.S. holders of Gold Fields securities, the Tier II exemption may not be available for the Further Offers.

Harmony considers that payment for, and the return of, Gold Fields securities pursuant to South African law and market practice would arguably occur "promptly" within the meaning of Rule 14e-1(c), i.e. in most cases within five U.S business days. However, since South African market practice will govern such transactions and because Harmony is unable to conclude that it is eligible for Tier II Relief, pursuant to the analysis set forth above under "IV Discussion and Relief Requested – Initial Offers – Rule 14e-1(c): Prompt Payment", and in reliance on the no action letters discussed therein, on behalf of Harmony we respectfully request that the Staff confirm that it will not recommend enforcement action under Rule

14e-1(c) if Harmony pays for or returns the consideration offered in the Further Offers in the manner described above.

Rule 14e-1(d): Announcements of Amendments and Extensions

Rule 14e-1(d) under the Exchange Act governs the manner of announcements of extensions to an offer. The Tier II exemption under Rule 14d-1(d) provides an exemption from the requirements of Rule 14e-1(d) where notice of extensions is made in accordance with the requirements of the home jurisdiction law or practice. In the Further Offers, notice of extensions will be made in accordance with the law and practice of South Africa, the home jurisdiction of Gold Fields. However, as discussed above, based on available information concerning the U.S. holders of Gold Fields securities, the Tier II exemption may not be available for the Further Offers. As discussed above, the timing of any press release announcing an extension to the Further Offers would be linked to South African trading hours and may not comply with the requirements of Rule 14e-1(d).

Accordingly, pursuant to the analysis set forth above under "IV Discussion and Relief Requested – Initial Offers – Rule 14e-1(d): Announcements of Amendments and Extensions", and in reliance on the no action letters discussed therein, on behalf of Harmony we respectfully request that the Staff confirm that it will not recommend enforcement action under Rule 14e-1(d) if Harmony announces any extensions to the Further Offers in the manner described above.

* * * * * *

We appreciate the Staff's consideration in these matters. Please do not hesitate to contact the undersigned at 011 44 20 7367 0200 with any questions regarding this matter.

Yours truly,

John M. Basnage

CLIFFE DEKKER
Attorneys

Cliffe Dekker Inc
Registration number
1998/018173/21

1 Protea Place
Sandown

Private Bag X7
Benmore 2010
South Africa

Telephone: +27 11 290 7000
Facsimile: +27 11 290 7300

email
jhb@cliffedekker.com

Website
www.cliffedekker.com

Docex 42 Johannesburg

Also at
Cape Town & Claremont

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Our ref
Mr I K Hayes/bb/043670
Your ref

19 November 2004

Ladies and Gentlemen

We have acted as South African counsel to Harmony Gold Mining Company Limited (**"Company"**) in connection with a registration statement on Form F-4 (**"Registration Statement"**) filed with the United States Securities and Exchange Commission (**"SEC"**) for the purpose of registering under the United States Securities Act of 1933, as amended (**"Securities Act"**) up to approximately 624 million ordinary shares having a par value of R0.50 each, of the Company (**"Company Shares"**), including Company Shares to be represented by American Depositary Shares of the Company (**"Company ADSs"**) (each Company ADS representing one Company Share) to be issued upon completion of the exchange offers for -

1 all the ordinary shares of Gold Fields Limited (**"Gold Fields"**) having a par value R0.50 each (**"Gold Fields Shares"**) that are held by holders located in the United States of America; and

2 all the American Depositary Shares of Gold Fields (**"Gold Fields ADSs"**) (each Gold Fields ADS representing one Gold Fields Share) that are held by holders wherever located,

jointly hereinafter referred to as the **"U.S. Offer"**. The terms and conditions of the U.S. Offer are set forth in the prospectus/exchange offer document that is included in the Registration Statement.

We have reviewed the "No Action" letter prepared by Hogan & Hartson dated 8 November 2004 and confirm the descriptions of South African market practice and law contained therein.

The foregoing confirmation is limited to matters involving the laws of the Republic of South Africa and the matters expressly stated in this letter. No confirmation or opinion shall be implied or inferred beyond the matters expressly stated in this letter.

The foregoing confirmation -

1 is rendered solely in connection with the registration of the Company Shares, including Company Shares to be represented by Company ADSs, to be issued on completion of the U.S. Offer (including any subsequent offering period) in the United States pursuant to the registration requirements of the Securities Act;

2 may not be relied on for any other purpose; and

3 may not, save as set out below, be reproduced, referred to or quoted in any offering materials, disclosure materials or similar printed matter, except as expressly provided herein.

We consent to this letter being attached to the "No Action" letter referred to above.

Yours sincerely

IAN HAYES
CLIFFE DEKKER INC.
Direct Line: 290-7121
e-mail: hayes@cliffedekker.com
H:\IH\HARMONY\GAUL\Securities2.doc

DAVID PINNOCK
CLIFFE DEKKER INC.
Direct Line: 290-7141
e-mail: pinnock@cliffedekker.com